SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2015

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

FORWARD-LOOKING STATEMENTS

SIGNATURES

EXHIBITS

Exhibit Number

1	Announcement regarding Revision of Annual Caps For Continuing Connected Transactions dated August 21, 2015.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies and the ability to successfully execute these plans and strategies, including those in connection with mergers and acquisitions and capital expenditures; (ii) the Company’s plans for network expansion, including those in connection with the build-out of mobile broadband services, which consisted of third generation mobile telecommunications, or 3G, and fourth generation mobile telecommunications, or 4G, digital cellular businesses, and network infrastructures; (iii) the Company’s competitive position, including the ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company’s position as an integrated telecommunications operator and expand into new businesses and markets; (iv) the Company’s future business condition, including future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services, in particular, mobile broadband services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	changes in the regulatory regime and policies for the PRC telecommunications industry, including, without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology (which has assumed the regulatory functions of the former Ministry of Information Industry), the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, mobile broadband services;

•	competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

•	effects of the imposition of and changes in value-added tax relating to the PRC telecommunications business;

•	effects of any anti-monopoly investigation by the National Development and Reform Commission of the PRC relating to the price charged for Internet dedicated leased line access service provided by the Company to Internet service providers; and

•	changes in the political, economic, legal, tax and social conditions in the PRC, including the PRC government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED (Registrant)

Date: August 24, 2015	By:	/s/ Chu Ka Yee
	Name:	Chu Ka Yee
	Title:	Company Secretary

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

REVISION OF ANNUAL CAPS FOR CONTINUING CONNECTED TRANSACTIONS

Reference is made to the announcement dated 24 October 2013 in relation to the continuing connected transactions under the 2013 Comprehensive Services Agreement between CUCL and Unicom Group.

The Board announces that on 21 August 2015, CUCL and Unicom Group entered into the Supplemental Agreement to revise the annual cap for the total charges payable by CUCL to Unicom Group for comprehensive support services under the 2013 Comprehensive Services Agreement for each of the two years ending 31 December 2015 and 2016.

Unicom Group is the ultimate parent company of the Company and, as at the date of this announcement, indirectly controls approximately 74.36% of the issued share capital of the Company through its shareholdings in Unicom BVI and Unicom Group BVI, which directly hold 40.61% and 33.75% of the issued share capital of the Company, respectively. As CUCL is a member of the Group and Unicom Group is a connected person of the Company, the transactions contemplated under the 2013 Comprehensive Services Agreement and the Supplemental Agreement constitute continuing connected transactions of the Company for the purpose of Chapter 14A of the Listing Rules.

As the highest of the applicable percentage ratios (other than the profits ratio) in respect of each of the Revised Annual Caps will, on an annual basis, be more than 0.1% but less than 5%, such continuing connected transactions are only subject to the reporting and announcement requirements set out in Rules 14A.49 and 14A.35 of the Listing Rules respectively and the annual review requirements set out in Rules 14A.55 to 14A.59 of the Listing Rules and are exempt from the independent shareholders’ approval requirements of Chapter 14A of the Listing Rules.

The Board (including the independent non-executive Directors but excluding the Directors who have abstained from voting) are of the opinion that the terms of the Supplemental Agreement are on normal commercial terms, have been entered into in the ordinary and usual course of business of the Group and are fair and reasonable and in the interests of the Shareholders as a whole. The Board (including the independent non-executive Directors but excluding the Directors who have abstained from voting) are also of the opinion that the Revised Annual Caps are fair and reasonable.

1.	BACKGROUND

Reference is made to the announcement dated 24 October 2013 in relation to the continuing connected transactions under the 2013 Comprehensive Services Agreement between CUCL and Unicom Group.

Pursuant to the 2013 Comprehensive Services Agreement, Unicom Group and CUCL agreed to provide to each other or by one to the other services, including (i) telecommunications resources leasing; (ii) property leasing; (iii) value-added telecommunications services; (iv) materials procurement services; (v) engineering design and construction services; (vi) ancillary telecommunications services; (vii) comprehensive support services; and (viii) shared services.

2.	SUPPLEMENTAL AGREEMENT AND REVISION OF ANNUAL CAPS

The annual cap for the total charges payable by CUCL to Unicom Group for comprehensive support services (the “Annual Cap”) under the 2013 Comprehensive Services Agreement for each of the two years ending 31 December 2015 and 2016 is RMB1.0 billion.

CUCL and Unicom Group have entered into a supplemental agreement on 21 August 2015 (the “Supplemental Agreement”) to revise the Annual Cap for the year ending 31 December 2015 from RMB1.0 billion to RMB2.0 billion and the Annual Cap for the year ending 31 December 2016 from RMB1.0 billion to RMB3.5 billion (each such Annual Cap being a “Revised Annual Cap”).

Save as disclosed above, all existing terms and conditions under the 2013 Comprehensive Services Agreement remain unchanged.

3.	REASONS FOR AND BENEFITS OF THE SUPPLEMENTAL AGREEMENT AND REVISION OF THE ANNUAL CAPS

For the year ended 31 December 2014 and the six months ended 30 June 2015, the total charges paid by CUCL to Unicom Group for comprehensive support services under the 2013 Comprehensive Services Agreement were approximately RMB840 million and RMB596 million, respectively. Such amounts have not exceeded the pre-determined Annual Caps for the relevant periods.

The operation of Unicom Group has continued to improve. The services provided by Unicom Group have become more competitive than those of third party service providers and the scope of such services has expanded from certain provinces to nationwide. Since the beginning of 2015, the amount of the fees paid in the bids won by Unicom Group in the public tender offered by CUCL for comprehensive support services has increased significantly as compared to last year. The amount for the year ended 31 December 2014 is approximately RMB840 million and the aggregate value of the contracts awarded to Unicom Group in the six months ended 30 June 2015 has already exceeded such amount. As the total charges payable by CUCL to Unicom Group for comprehensive support services is expected to exceed the Annual Cap for the year ending 31 December 2015, the Board has decided to adopt the Revised Annual Cap for each of the two years ending 31 December 2015 and 31 December 2016 to address such business need.

4.	CONNECTION BETWEEN THE PARTIES

Unicom Group is the ultimate parent company of the Company and, as at the date of this announcement, indirectly controls approximately 74.36% of the issued share capital of the Company through its shareholdings in Unicom BVI and Unicom Group BVI, which directly hold 40.61% and 33.75% of the issued share capital of the Company, respectively. As CUCL is a member of the Group and Unicom Group is a connected person of the Company, the transactions contemplated under the 2013 Comprehensive Services Agreement and the Supplemental Agreement constitute continuing connected transactions of the Company for the purpose of Chapter 14A of the Listing Rules.

5.	COMPLIANCE WITH THE LISTING RULES

Pursuant to Rule 14A.54 of the Listing Rules, as CUCL has entered into the Supplemental Agreement, the Company is required to re-comply with the reporting and announcement under the Listing Rules.

As the highest of the applicable percentage ratios (other than the profits ratio) in respect of each of the Revised Annual Caps will, on an annual basis, be more than 0.1% but less than 5%, such continuing connected transactions are only subject to the reporting and announcement requirements set out in Rules 14A.49 and 14A.35 of the Listing Rules respectively and the annual review requirements set out in Rules 14A.55 to 14A.59 of the Listing Rules and are exempt from the independent shareholders’ approval requirements of Chapter 14A of the Listing Rules.

6.	OPINION OF THE DIRECTORS

The Board (including the independent non-executive Directors but excluding the Directors who have abstained from voting) are of the opinion that the terms of the Supplemental Agreement are on normal commercial terms, have been entered into in the ordinary and usual course of business of the Group and are fair and reasonable and in the interests of the Shareholders as a whole. The Board (including the independent non-executive Directors but excluding the Directors who have abstained from voting) are also of the opinion that the Revised Annual Caps are fair and reasonable.

As at the date of this announcement, as each of Mr. Chang Xiaobing, Mr. Lu Yimin, Mr. Li Fushen and Mr. Zhang Junan, being a Director, is also a director of Unicom Group, they have abstained from voting on the board resolution to approve the transactions contemplated under the Supplemental Agreement. Save as disclosed above, none of the Directors had a material interest in the transactions contemplated under the Supplemental Agreement and no Director was required to abstain from voting on the board resolutions to approve such transactions.

7.	GENERAL INFORMATION

The Company was incorporated in Hong Kong on 8 February 2000. CUCL is a limited liability company incorporated on 21 April 2000 under the laws of the PRC, which is a wholly-owned subsidiary of the Company. Through CUCL and its other subsidiaries, the Company provides a full range of telecommunications services in China, including mobile broadband (WCDMA, LTE FDD, TD-LTE), fixed-line broadband, GSM, fixed-line local access, ICT, data communications and other related value-added services.

Unicom Group is a state-owned enterprise incorporated under the laws of the PRC and is the ultimate parent company of the Company. Unicom Group is principally engaged in telecommunications and related businesses in the PRC, including providing fixed-lined telephone, mobile, broadband and internet-based services.

8.	DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the meanings set out below:

“2013 Comprehensive Services Agreement”	the Comprehensive Services Agreement dated 24 October 2013 entered into by CUCL and Unicom Group

“ADSs”	American Depositary Shares which are issued by The Bank of New York Mellon and traded on the New York Stock Exchange, each representing ownership of 10 Shares

“Board”	the board of directors of the Company

“Company”	(China Unicom (Hong Kong) Limited), a company incorporated under the laws of Hong Kong with limited liability and whose Shares and ADSs are listed on the Hong Kong Stock Exchange and the New York Stock Exchange, respectively

“connected person”	has the meaning ascribed to it in the Listing Rules

“controlling shareholder”	has the meaning ascribed to it in the Listing Rules

“CUCL”	(China United Network Communications Corporation Limited), a foreign-invested enterprise established under the laws of the PRC and a wholly-owned subsidiary of the Company

“Director(s)”	the director(s) of the Company

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“percentage ratio”	has the meaning ascribed to it in Chapter 14 of the Listing Rules

“PRC”	the People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholders”	the shareholders of the Company

“Shares”	ordinary shares in the capital of the Company

“Unicom A Share Company”	(China United Network Communications Limited), a company incorporated in the PRC with limited liability, whose shares are listed on the Shanghai Stock Exchange and in which Unicom Group holds a 62.50% equity interest as at the date of this announcement, and an immediate controlling shareholder of Unicom BVI

“Unicom BVI”	China Unicom (BVI) Limited, a company incorporated under the laws of the British Virgin Islands in which Unicom Group holds a 17.90% equity interest and Unicom A Share Company holds a 82.10% equity interest as at the date of the announcement, and an immediate controlling shareholder of the Company

“Unicom Group”	(China United Network Communications Group Company Limited), a state-owned enterprise established under the laws of the PRC and the ultimate parent company of the Company

“Unicom Group BVI”	China Unicom Group Corporation (BVI) Limited, formerly known as China Netcom Group Corporation (BVI) Limited, a company incorporated in the British Virgin Islands in which Unicom Group holds a 100% equity interest, and an immediate controlling shareholder of the Company

By Order of the Board

CHINA UNICOM (HONG KONG) LIMITED

CHU KA YEE

Company Secretary

Hong Kong, 21 August 2015

As at the date of this announcement, the Board comprises:

Executive Directors:	Chang Xiaobing, Lu Yimin, Li Fushen and Zhang Junan

Non-executive Director:	Cesareo Alierta Izuel

Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson, Cai Hongbin and Law Fan Chiu Fun Fanny